# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BITDEER TECHNOLOGIES GROUP, CIK 0001899123
CUSIP: G11448100
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0001104659-24-068877
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 34,066,689; sole dispositive power 0; shared dispositive power 34,066,689; aggregate amount beneficially owned 34,066,689 (22.8% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 10,292,702 Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V, (ii) 18,587,360 Class A Shares held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V., and (iii) 5,186,627 Class A Shares that may be acquired upon the exercise of the warrants held by Tether International, S.A. de C.V.
  
  Note in relation to Item 13: This percentage is calculated based upon 149,286,361 Class A Shares outstanding, which include (i) 144,099,734 Class A Shares outstanding as of January 2, 2025, and (ii) 5,186,627 Class A Shares that may be acquired upon the exercise of the warrants held by Tether International, S.A. de C.V.
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 23,773,987; sole dispositive power 0; shared dispositive power 23,773,987; aggregate amount beneficially owned 23,773,987 (15.9% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 18,587,360 Class A Shares held by Tether International, S.A. de C.V. and (ii) 5,186,627 Class A Shares that may be acquired upon the exercise of the warrants held by Tether International, S.A. de C.V.
  
  Note in relation to Item 13: This percentage is calculated based upon 149,286,361 Class A Shares outstanding, which include (i) 144,099,734 Class A Shares outstanding as of January 2, 2025, and (ii) 5,186,627 Class A Shares that may be acquired upon the exercise of the warrants held by Tether International, S.A. de C.V.
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 10,292,702; sole dispositive power 0; shared dispositive power 10,292,702; aggregate amount beneficially owned 10,292,702 (7.1% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 144,099,734 Class A Shares outstanding as of January 2, 2025.
- Giancarlo Devasini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 34,066,689; sole dispositive power 0; shared dispositive power 34,066,689; aggregate amount beneficially owned 34,066,689 (22.8% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 10,292,702 Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V, (ii) 18,587,360 Class A Shares held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V., and (iii) 5,186,627 Class A Shares that may be acquired upon the exercise of the warrants held by Tether International, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 149,286,361 Class A Shares outstanding, which include (i) 144,099,734 Class A Shares outstanding as of January 2, 2025, and (ii) 5,186,627 Class A Shares that may be acquired upon the exercise of the warrants held by Tether International, S.A. de C.V.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0000001 per share
Name of issuer: BITDEER TECHNOLOGIES GROUP
Address of issuer's principal executive offices: 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore, Singapore (U0), 339509
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether International Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on June 6, 2024, as amended by Amendment No. 1 filed on August 8, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on November 7, 2024, Amendment No. 4 filed on January 22, 2025 and Amendment No. 5 filed on March 17, 2025 (as amended, the "Schedule 13D") with respect to the Class A ordinary shares, par value $0.0000001 per share ("Class A Shares") of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, Tether International, S.A. de C.V. (f/k/a Tether International Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 6 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 34,066,689.00 shares of the Issuer's Class A Shares, representing 22.8% of the outstanding Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Tether Holdings Limited and Mr. Devasini has shared voting and dispositive power with respect to the beneficially owned 34,066,689 shares. Tether International Limited has shared voting and dispositive power with respect to 23,773,987 shares. Tether Investments Limited has shared voting and dispositive power with respect to 10,292,702 shares. The percentages reported herein are calculated based upon (i) 144,099,734 Class A Shares outstanding as of January 2, 2025, and (ii) for all Reporting Persons other than Tether Investments Limited, 5,186,627 Class A Shares that may be acquired upon the exercise of the Warrants.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Executive Officers and Directors
Schedule B - Open Market Purchases
Exhibit 1 - Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (04/08/2025)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (04/08/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (04/08/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (04/08/2025)